DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

November 28, 2007 [redacted] File #82-627

07028482

Securities & Exchange Comm
Office of International Corpor.
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated November 28, 2007

Enclosed is a copy of our News Release dated November 28, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

PROCESSED
DEC 07 2007
THOMSON
FINANCIAL

Enclosure

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

November 28, 2007 For Immediate Release

2nd Phase Drill Program Commenced at Lennac Lake Porphyry Cu-Mo Property Seeking Higher Grade Zones at Depth

The Lennac Lake project is located in the Babine Porphyry copper district, where two past producing mines, Bell and Granisle, with respective mineral resources of 400Mt+, grading 0.44% Cu, and 125Mt+ grading 0.44% Cu, were located.

Previous historical work on the Lennac Lake property has defined 3 areas of Cu+/-Mo mineralization referred to as the West, East and Southeast zones within an area of roughly 3 square kilometres. The West and to a lesser extent the East zone were drill tested by Amax Exploration in 1973 and 1974. The Southeast zone, which was discovered in the early 1990's, had not been drill tested prior to the current drill program. To date 9 short drill holes, (none of these holes exceeded 100m in vertical depth), using a small portable drill, have been completed in the Southeast Zone, indicating anomalous concentrations of Ag, Cu, Mo, and to a lesser extent Au occurring in clay-silica altered volcanic rock and feldspar porphyry dykes over a distance of 800 metres.

Dentonia is encouraged by the extensive silica-clay alteration and fine-grained sulphide mineralization intersected in the 9 holes drilled to date, which suggest that the Southeast Zone is a transitional near surface environment, possibly related to an intact (un-eroded) porphyry copper-molybdenum system at depth. The occurrence of anomalous silver (>1000 ppb), copper (>1000 ppm), molybdenum (>200 ppm) and gold (>100 ppb) values, over a large area is encouraging.

The Lennac Lake prospect is ideally situated for potential development. A paved road and powerline are located within 5 kilometers of the property and access to major rail and highway routes is only 30 kilometers to the southwest. In addition, the property is relatively flat, covered by pine forest infected with pine beetles, and should not, therefore, have any great environmental problems to develop.

Dentonia has contracted Driftwood Diamond Drilling of Smithers, B.C. to drill an additional 17 holes to an average depth of 300m of NQ core. A skid mounted diamond drill capable of drilling to depths of 600 metres has been mobilized onto the property.

Drilling is scheduled to commence within the next few days once a water truck is mobilized to the property. The purpose of this drilling is to test for better grade material at depth within the Southeast Zone and to twin historical Amax holes in the West and East zones.

Qualified Person
Don MacIntyre, Ph.D., P.Eng., Dentonia's qualified person under National Instrument 43-101 and a vendor of the property, has designed and conducted the Lennac Lake exploration program and has perused and approved the technical data disclosed in this news release.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic, President

Mt = million tones
ppm = parts per million
ppb = parts per billion

END